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               April 21, 2022

       Sterling Griffin
       Chief Executive Officer
       Harbor Custom Development, Inc.
       11505 Burnham Dr., Suite 301
       Gig Harbor, Washington 98332

                                                        Re: Harbor Custom
Development, Inc.
                                                            Form 8-K filed on
April 21, 2022
                                                            File No. 001-39266

       Dear Mr. Griffin:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




               Sincerely,


               Division of Corporation Finance

               Office of Real Estate & Construction